As filed with the Securities and Exchange Commission on March 28, 1995
                                                 Registration No. 33-53875
         ____________________________________________________________

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
                              AMENDMENT NO. 3
                                    TO
                                 FORM S-3
                          REGISTRATION STATEMENT
                                  Under
                         THE SECURITIES ACT OF 1933
                           ______________________

                         CADENCE DESIGN SYSTEMS, INC.
            (Exact name of Registrant as specified in its charter)

     Delaware                                         77-0148231
     (State or other jurisdiction of              (I.R.S. Employer
     incorporation or organization)              Identification No.)

                             555 River Oaks Parkway
                          San Jose, California  95134
                                (408) 943-1234
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                             ____________________
                               James Given, Esq.
                               Corporate Counsel
                           Cadence Design Systems, Inc.
                             555 River Oaks Parkway
                           San Jose, California  95134
                                (408) 943-1234
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ____________________
                                Copies to:
                           Edwin N. Lowe, Esq.
                           David W. Healy, Esq.
                        Eileen Duffy Robinett, Esq.
                              Fenwick & West
                       Two Palo Alto Square, Suite 800
                        Palo Alto, California  94306
                           ____________________

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement until the earlier of the sale of all shares registered hereunder or August 31, 1996.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are
to be offered on a delayed or continuous basis pursuant
to Rule 415 under the Securities Act of 1933, other than
securities offered only in connection with dividend or interest
reinvestment plans, check the following box.    x
                                              -----


                         ______________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

____________________________________________________________
____________________________________________________________

                        PROSPECTUS
____________________________________________________________
____________________________________________________________

                        1,302,990 Shares
                  300,000 Warrants to Purchase
                  CADENCE DESIGN SYSTEMS, INC.
                         Common Stock
                     ____________________

     All of the shares of Common Stock of Cadence Design Systems, Inc. (the "Company") and warrants to purchase shares of the Company's Common Stock offered hereby are being sold by the Selling Stockholders named herein under "Selling Stockholders." Such shares and warrants are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), during the period of time that the Registration Statement to which this Prospectus relates is kept effective but no later than August 31, 1996. It is anticipated that the Selling Stockholders will offer shares or warrants for sale from time to time at the then-prevailing market price. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders. The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "CDN." On March 27, 1995, the closing price of the Company's Common Stock on the NYSE was $26.25.

     Of the shares of Common Stock offered hereby, 800,000 shares (the "Comdisco Shares") were issued or are issuable by the Company in connection with its acquisition from Comdisco Systems, Inc. ("Comdisco Systems") of certain assets and liabilities (the "Comdisco Systems Business"), 419,340 shares (the "Redwood Shares") were issued by the Company in connection with its acquisition of Redwood Design Automation, Inc. ("Redwood") and 83,650 shares (the "Parsec Shares") were issued by the Company in connection with its acquisition of Parsec Software, Inc. ("Parsec"). All of the 300,000 warrants to purchase the Company's Common Stock offered hereby were issued by the Company in connection with its acquisition of the Comdisco Systems Business (the "Comdisco Warrants").
                      ____________________

      See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Common Stock or warrants offered hereby.

                      ____________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               Underwriting                   Proceeds to
                    Price to   Discounts &     Proceeds       Selling
                    Public     Commissions(1)  to Company     Shareholders
- --------------------------------------------------------------------------
Per Share      see text above     none         none       see text above
Total          see text above     none         none       see text above

(1) The Selling Stockholders and any broker executing selling orders on behalf of the Selling Stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act, in which event commissions received by such broker may be deemed to be underwriting commissions under the Securities Act.

(2)  The Company will pay expenses of registration estimated at $94,000.
___________________________________________________________

         The date of this Prospectus is March 28, 1995.

                     AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at certain of its regional offices located as follows: 7 World Trade Center, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates by writing to the Commission, Public Reference Section, Washington, D.C. 20549. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Commission in Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission, upon the payment of the fees prescribed by the Commission.

           INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Except to the extent modified or superseded by information contained herein, the Company's Annual Report on Form 10-K for the year ended December 31, 1993, as amended by its Report on Form 10-K/A, the Company's Quarterly
Reports on Form 10-Q for the quarters ended March 31, 1994,
June 30, 1994 and September 30, 1994, all as amended by its Reports on Forms 10-Q/A, the portions of the Company's proxy statement for the annual meeting held on May 17, 1994 that were incorporated by reference into the Company's Form 10-K for the year ended December 31, 1993, the Company's Report on Form 8-K filed on November 14, 1994 with respect to the Company's acquisition of Redwood, as amended by its Report on Form 8-K/A filed on March 10, 1995, the Company's Report on
Form 8-K filed on November 14, 1994 with respect to its acquisition of all third-party interests in River Oaks Place Associates L.P., the Company's Report on Form 8-K filed on November 29, 1994 with respect to its change in fiscal year and the Company's
Form 8-A filed on August 29, 1990, as amended by its Report on Form 8-A/A (Commission File No. 1-10606), as filed with the Commission, are hereby incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in the Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to James Given, Corporate Counsel, Cadence Design Systems, Inc., 555 River Oaks Parkway, San Jose, California 95134; telephone number (408) 943-1234.

                   ---------------------

     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                       THE COMPANY

     The principal executive offices of the Company are located at 555 River Oaks Parkway, San Jose, California
95134 and its telephone number is (408) 943-1234.

                       RISK FACTORS

     Investors should consider carefully the following factors, in addition to the other information contained in this Prospectus, before purchasing the shares of Common
Stock offered hereby.

     Fluctuations in Operating Results. The Company's operating expenses are partially based on its expectations of future revenue. The Company's results of operations may be adversely affected if revenue does not materialize in a quarter as expected. Since expense levels are usually committed in advance of revenues and because only a small portion of expenses vary with revenue, the Company's operating results may be impacted significantly by lower revenue. Based on the Company's operating history and factors that may cause fluctuations in the quarterly results, quarter to quarter comparisons should not be relied upon as indicators of future performance. Although the Company's revenues are not generally seasonal in nature, the Company from time to time has experienced decreases in first quarter revenue versus the preceding fourth quarter which is believed to result primarily from the capital purchase cycles of the Company's customers. Due in part to restructuring charges incurred by the Company, the Company experienced net losses in 1990, 1991 and 1993 of $9,348,000, $22,403,000 and $12,779,000, respectively.

     Growth through Acquisitions. Since May 1988, the Company has participated in seven major mergers and acquisitions. These transactions have been motivated by a number of factors, including the desire to obtain new technologies, the desire to expand and enhance the Company's product lines and the desire to attract key personnel. Growth through acquisition has several identifiable risks, including risks related to integration of the previously distinct businesses into a single unit, the substantial management time devoted to such activities, undisclosed liabilities, the failure of anticipated benefits, such as cost savings and synergies, to materialize and product transition issues. The Company believes that such risks contributed to the Company's losses during 1990, 1991 and 1993.

     Key Personnel. The Company is dependent upon the efforts and abilities of its senior management, its research and development staff and a number of other key management, sales, support and technical personnel. The success of the Company will depend to a large extent upon its ability to retain and continue to attract qualified technical and other employees. Competition for qualified personnel in the software industry is intense, and the loss of key employees could have a material adverse effect on the Company's business, operating results and financial condition, particularly if key personnel are subsequently employed by a competitor. The Company carries key man life insurance in the amount of $5 million with respect to its President and Chief Executive Officer, Joseph B. Costello.

     Technological Change and Development of New Products and Services. Because of rapid technological changes in the electronic design automation ("EDA") industry, the Company's future revenues will depend on its ability to develop or acquire new products and enhance its existing products on a timely basis to accommodate the latest technological advances in computer software and hardware. The Company's products are designed for a narrow technology and are dedicated to the design and manufacturing processes, procedures, techniques and methods currently in use by integrated circuit manufacturers. The EDA software tools currently licensed by the Company are usable primarily in connection with current manufacturing processes. Changes in manufacturing technology or processes could render one or more of the Company's software tools obsolete. The Company's EDA software tools currently have an estimated life cycle of between two and seven years. There can be no assurance that the Company will be able to avoid obsolescence of its products or that any new or enhanced products it develops or markets will be competitive or achieve market acceptance. Moreover, any significant delays in product development could result in a loss of competitiveness of the Company's products and loss of revenues.

     The Company has recently increased its focus on offering professional services to its customers. To the extent that the Company is not able to recruit, train and retain a skilled consulting force that is able to provide services that satisfy customers' expectations, the Company's business and operating results could be adversely affected.

     Competition. The Company faces intense competition in the EDA product market, which continues to be characterized by aggressive pricing practices and new market entrants.
The Company competes with other companies that sell competing products and with internal EDA software development groups of potential customers. Some of the Company's competitors may have substantially greater financial, marketing and technological resources than the Company. There can be no assurance that the Company will be able to compete successfully.

     Because the EDA industry is labor intensive rather than capital intensive, the number of potential competitors to the Company is significant. A potential competitor who possesses the necessary knowledge of electronic circuit and systems design, production and operation could develop EDA tools using a moderately priced computer workstation and bring such tools to market quickly. If such an EDA software tool were to surpass the technology of a tool of the Company, the attention of customers might rapidly shift to the new tool, resulting in a precipitous decline in the sales of the Company's comparable product.

     The Company has in the past discounted EDA product prices where deemed necessary for competitive reasons or in connection with volume purchase agreements with major customers. In the past, discounts of up to 60% of the list prices of the EDA products have been given. Although the Company is striving to reduce discounts, it anticipates that it may be required to discount EDA product prices under similar circumstances in the future.

     Intellectual Property Rights. The Company relies principally upon trade secrets and copyright laws to protect its intellectual property rights. In general, the Company seeks to preserve its trade secrets by licensing (rather than selling) its products, by using nondisclosure agreements, by limiting access to confidential information and through other security measures. Despite these precautions, it may be possible for third parties to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. The Company has relatively few patents, and existing copyright laws afford only limited protection. There has been an increase in the number of patents issued in the United States relating to EDA software and, accordingly, the risk of patent infringement in the industry can be expected to increase. In addition, the proprietary rights and laws of certain countries do not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States.

     International Revenues. A large percentage of the total revenues of the Company has been derived from international sources, principally in Japan and Europe. International sales have constituted approximately one-half of the Company's total revenues for the years ended December 31, 1991, 1992, 1993 and 1994, and it is anticipated that international revenues will continue to constitute a significant portion of total revenues for the Company. International revenues are subject to certain increased risks normally associated with international operations, including, among others, adoption and expansion of government trade restrictions, currency conversion risks, limitations on repatriation of earnings and reduced protection of intellectual property rights. In 1993 and to a lesser extent in 1994, the Company generated reduced levels of sales from Japan. Although the Company has taken certain steps to address the impact on its revenues of the weak Japanese economy, such as reorganizing its direct sales force in Japan, changing certain of its distribution relationships and introducing new systems products to address customer design needs, there can be no assurance that these steps will strengthen the Company's revenue volume in Japan. Due to the January 1995 earthquake and continuing weak business conditions in Japan, the Company could continue to experience a reduced level of activity from this important market. A continued low level or further reduction of orders from Japan could have a material adverse impact on the Company's operating results. Many of the products offered by the Company are subject to restrictions on export under the regulations of the United States Department of Commerce and Department of State, and changes in United States export policy, as well as changes in the import restrictions of foreign countries, could have an adverse effect on the Company's business.

     Volatility of Stock Prices. The market price of the Company's Common Stock has been and may continue to be volatile. This volatility may result from a number of factors, including fluctuations in the Company's quarterly revenues and net income, announcements of technical innovations or new commercial products by the Company or its competitors, and market conditions in the EDA, semiconductor, telecommunications, computer hardware and computer software industries. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market prices of securities, particularly those of technology companies, and which have often been unrelated to the operating performance of the companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's Common Stock.

                     RECENT DEVELOPMENTS

     The Company announced on January 24, 1995 its financial results for the year ended December 31, 1994. The Company intends to file its Annual Report on Form 10-K for the year ended December 31, 1994 on or about March 31, 1995, which report will supersede the following general discussion of the Company's financial results for such period.

     Revenue increased 16% for the year ended December 31, 1994 to $429.1 million compared to $368.6 million for the year ended
December 31, 1993. Product revenue increased approximately $28.9 million in 1994 as compared to 1993 due to increased sales volume related to the Company's integrated circuit, automated test engineering and Alta products as well as increased Spectrum Services consulting revenue. The Alta product revenue increase was a result of a full year of revenue related to the Comdisco business included in 1994 as compared to 1993, which included revenue only from the date of acquisition forward. Spectrum Services consulting revenue increased in 1994 due to increased demand for this business. Maintenance revenue increased $31.6 million for the year ended
December 31, 1994 to $159.2 million as compared to $127.6 million for the year ended December 31, 1993. This increase was attributable to an increase in the Company's installed base of products as well as the Company's continued effort toward obtaining customer renewals of maintenance coverage.

     Cost of revenue increased $5.3 million to $94.6 million for the year ended December 31, 1994 as compared to $89.4 million for the year ended December 31, 1993. This increase was due to increased costs associated with the continued expansion of the Spectrum Services consulting business and increased costs related to the Alta division, which were offset by cost reductions in occupancy due to the Company's purchase of previously leased facilities and reduced cost of maintenance.

     Operating expenses increased $2.7 million to $290.4 million for the year ended December 31, 1994 as compared to $287.7 million for the year ended December 31, 1993. This increase was due primarily to increased expenses related to the Alta operations and employee related costs, offset by cost savings attributable to lower occupancy costs as well as reduced expenses attributable to lower capital equipment costs.

     Net income increased to $36.6 million, or $0.84 per share, for the year ended December 31, 1994 as compared to a net loss of $12.8 million, or $0.30 per share, for the year ended December 31, 1993.

      The Company's cash and cash investments increased $13.6 million during the year ended December 31, 1994 to $75.0 million at December 31, 1994, and its total assets increased $21.7 million during the year ended December 31, 1994 to $361.0 million at December 31, 1994.
Working capital at December 31, 1994 was $27.5 million compared with $105.0 million at December 31, 1993. This decrease in working capital was primarily due to an increase in notes payable of $23.7 million related to the purchase of corporate facilities, an increase in deferred revenue of $23.1 million due to increased maintenance billings and a $23.3 million decrease in accounts receivable due to improved days sales outstanding.

                     SELLING STOCKHOLDERS

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of March 10, 1995 by each Selling Stockholder named below. All of the Selling Stockholders except for Comdisco Systems and James Cherry (the "Redwood Selling Stockholders") acquired the shares of Common Stock offered hereby in connection with the Company's acquisition of Redwood, in which the Redwood Selling Stockholders exchanged their Redwood securities for Common Stock of the Company. Comdisco Systems acquired the Comdisco Shares in connection with the Company's acquisition of the Comdisco Systems Business. The Company is also a party to certain agreements with Comdisco, Inc. pursuant to which the Company leases certain equipment and subleases certain real estate. James Cherry acquired the Parsec Shares in connection with the Company's acquisition of Parsec, in which James Cherry exchanged his Parsec securities for Common Stock of the Company. The following table assumes each Selling Stockholder sells all shares held by it in this offering. Except as described above or noted in the footnotes to the following table, no Selling Stockholder has had any material position, office or other relationship with the Company within the past three years. The Company is unable to determine the exact number of shares, if any, that will actually be sold pursuant to this prospectus.



                       Shares Beneficially               Shares Beneficially
                       Owned Prior to Offering           Owned After Offering
                       -----------------------           --------------------
                                               Shares Being
Name                    Number (1)    Percent    Offered   Number  Percent
- ----                    ----------    -------  ----------- ------  -------
Comdisco Systems, Inc.  800,000(2)     2/1%      800,000    --       --
Allan E. Alcorn           1,989         *          1,989    --       --
John G. Balletto          6,166         *          6,166    --       --
James V. Barnett II         497         *            497    --       --
Bonnie Barnett              497         *            497    --       --
James Cherry(3)          83,650         *         83,650    --       --
Marshall G. Cox           1,193         *          1,193    --       --
James Downey                994         *            994    --       --
Jean-Luc Grand-Clement      596         *            596    --       --
Henri Jarrat              1,193         *          1,193    --       --
Mayfield Associates       2,984         *          2,984    --       --
Mayfield VI              71,616         *         71,616    --       --
John A. McLaren           1,591         *          1,591    --       --
Merrill, Pickard,
  Anderson & Eyre        74,083         *         74,083    --       --
Mohr,Davidow Ventures II 74,600         *         74,600    --       --
MPAE V Affiliates Fund,
  L.P.                    1,511         *          1,511    --       --
Nippon Enterprises
Development Corp.        11,936         *         11,936    --       --
Renascent, Inc.             795         *            795    --       --
Saratoga Boys' Club 50    1,989         *          1,989    --       --
Second Ventures, L.P.     2,387         *          2,387    --       --
Sequoia Capital V        67,140         *         67,140    --       --
Sequoia Technology
  Partners V              4,476         *          4,476    --       --
Sequoia XXI               2,984         *          2,984    --       --
Marshall Smith              198         *            198    --       --
Larry W. Sonsini             99         *             99    --       --
Stanford University(4)    2,984         *          2,984    --       --
Richard D.Stubblefield, Jr. 397         *            397    --       --
U.S. Venture Partners
  III(5)                 76,391         *         76,391    --       --
U.S.V. Entrepreneur
  Partners(5)               795         *            795    --       --
Robert M. Walker III      1,591         *          1,591    --       --
Gunnar A. Wetlesen        1,989         *          1,989    --       --
L. Curtis Widdoes, Jr.    1,989         *          1,989    --       --
WS Investment Company 90B   895         *            895    --       --
Tak Yamamoto                795         *            795    --       --

___________________

*    Less than 1%.

(1) Approximately 15% of the shares of the Company's Common Stock beneficially owned by each Redwood Selling Stockholder are held in escrow to be available to compensate the Company for any claim, loss, expense, liability or other damage realized by the Company by reason of the breach by Redwood of any representation, warranty, covenant or agreement of Redwood contained in the Agreement of Merger and Plan of Reorganization dated as of July 8, 1994 to which the Company and Redwood are parties (the "Reorganization Agreement"). Subject to the resolution of unsatisfied claims of the Company, the escrow fund will terminate on August 31, 1995.

(2) Includes the Comdisco Warrants to purchase up to 300,000 shares of Common Stock, which are immediately exercisable at $14.50 per share, subject to certain restrictions. Comdisco Systems may sell the Comdisco Warrants pursuant to this prospectus subject to the limitations in the Agreement For Sale and Purchase of Assets among the Company, Comdisco Systems and its parent corporation, Comdisco, Inc. (the "Comdisco Agreement"), as supplemented by the letter agreement between Comdisco Systems and the Company dated as of February 15, 1995 (the "Repurchase Agreement"), which are generally described under "Plan of Distribution."

(3) In connection with the Company's acquisition of Parsec, James Cherry was hired by the Company as a Project Architect pursuant to an Employment Agreement dated as of December 29, 1994.

(4) Dr. John B. Shoven, a director of the Company, has served as Dean of Humanities and Sciences at Stanford
University since September 1993 and served as Professor of Economics at Stanford University from 1979 to August 1993.
He has also served as Director for the Center for Economic
Policy Research at Stanford University since 1988.

(5) Mr. Lucio Lanza, a consultant to the Company, is a venture partner of U.S. Venture Partners III.


                     PLAN OF DISTRIBUTION

Comdisco Systems

     In connection with the Company's acquisition of the Comdisco Systems Business, Comdisco Systems and its parent corporation, Comdisco, Inc., entered into the Comdisco Agreement with the Company pursuant to which Comdisco Systems was granted certain registration rights with respect to the Comdisco Shares. On February 15, 1995, the Company repurchased some of the warrants that had been issued to Comdisco Systems in connection with the Company's acquisition of the Comdisco Systems Business. In connection with such repurchase, the Company entered into the Comdisco Repurchase Agreement, pursuant to which it granted Comdisco certain registration rights with respect to the remaining 300,000 Comdisco Warrants. The Registration Statement of which this prospectus forms a part has been filed pursuant to the Comdisco Agreement, as supplemented by the Comdisco Repurchase Agreement. In the Comdisco Agreement, as supplemented by the Comdisco Repurchase Agreement, Comdisco Systems agreed to sell any of the Comdisco Shares and Comdisco Warrants offered by them pursuant to this prospectus in accordance with the manner of sale provisions set forth in Rule 144(f) promulgated under the Securities Act or otherwise in customary brokerage transactions on the NYSE and involving the payment by Comdisco Systems of customary brokers' commissions in connection with such sales. No assurance can be given that Comdisco Systems will sell any of the Comdisco Shares or Comdisco Warrants or that Comdisco Systems will not sell such Comdisco Shares or Comdisco Warrants in private transactions, pursuant to Rule 144 promulgated under the Securities Act or pursuant to other transactions that are exempt from the registration requirements of the Securities Act.

     Rule 144(f) permits sales in "brokers' transactions" (described below) or to market makers, and provides that the person selling the shares may not (1) solicit or arrange for the solicitation of orders to buy the shares in anticipation of or in connection with such transaction, or (2) make any payment in connection with the offer or sale of the shares to any person other than the broker who executes the order to sell the securities. In general, "brokers' transactions" are ones in which the broker merely executes the sell order, receives no more than the customary commissions and does not solicit orders to buy the shares.

     To the best of the Company's knowledge, Comdisco
Systems has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered by it hereby. The
Company does not know the identity of the brokers or market makers which will participate in the offering.

     Pursuant to the Comdisco Agreement, as supplemented by the Comdisco Repurchase Agreement, Comdisco Systems may not sell the Comdisco Shares or Comdisco Warrants pursuant to this prospectus without first submitting a written request to the Company (the "Takedown Request") to sell at least 50,000 of the Comdisco Shares or Comdisco Warrants (or, if less, any remaining shares or warrants held by Comdisco Systems and registered hereunder). The Company must notify Comdisco Systems promptly following the receipt of the Takedown Request whether it believes this prospectus should be supplemented or amended prior to use in connection with such sale of stock or warrants in which case the Company is obligated to use all reasonable efforts to effectuate such update as soon as possible. Once the prospectus is available for use, Comdisco Systems will have 15 business days following notice of its availability within which to sell the shares specified in its Takedown Request. Comdisco Systems may not offer or sell any Comdisco Shares or Comdisco Warrants hereunder pursuant to a Takedown Request during the period commencing with the 20th day before the end of a fiscal quarter and ending with the earlier of the 20th day of the following month or the second trading day following the public announcement of the Company's earnings for the fiscal quarter in which the period commenced. Under certain circumstances, the Company is permitted to postpone for a period of time the filing of an update to this Prospectus, which would thereby delay the sale of Comdisco Shares or Comdisco Warrants hereunder by Comdisco Systems. During the period commencing June 11, 1995 and ending June 30, 1996, Comdisco Systems may not make a Takedown Request or sell Comdisco Shares or Comdisco Warrants hereunder if Comdisco Systems has not sold the full amount of shares or warrants that it is then permitted to sell under the volume limitations of Rule 144(e), unless the number of Comdisco Shares to be sold is in excess of the number of shares Comdisco Systems is then permitted to sell under Rule 144(e). Under the Comdisco Agreement, as supplemented by the Comdisco Repurchase Agreement, Comdisco Systems is entitled to sell the Comdisco Shares or Comdisco Warrants pursuant to this prospectus during the period beginning on the effective date of the Registration Statement of which this prospectus is a part and ending on June 30, 1996.

Redwood

     In connection with the Company's acquisition of Redwood, the Company and Redwood entered into the Reorganization Agreement, which provides that the shares of the Company's Common Stock issued in connection with the Company's acquisition of Redwood may not be sold during the first year after such acquisition. In addition, the Company, Redwood and the Redwood Selling Stockholders entered into a Registration Rights Agreement in connection with the Redwood Merger (the "Redwood Registration Agreement") which contemplates the registration of the Redwood Shares for sale by the Redwood Selling Stockholders during the period beginning August 31, 1995 and ending August 31, 1996. The Registration Statement of which this prospectus forms a part has been filed pursuant to the Redwood Registration Agreement. In the Redwood Registration Agreement, the Redwood Selling Stockholders agreed to sell any of the shares offered by them pursuant to this prospectus in accordance with the manner of sale provisions set forth in Rule 144(f) promulgated under the Securities Act (described above) or otherwise in customary brokerage transactions on the NYSE or other public market on which the Company's shares of Common Stock are traded. No assurance can be given that the Redwood Selling Stockholders will sell any of the shares that are subject to this prospectus or that the Redwood Selling Stockholders will not sell such shares in private transactions, pursuant to Rule 144 promulgated under the Securities Act or pursuant to other transactions that are exempt from the registration requirements of the Securities Act.

     To the best of the Company's knowledge, the Redwood
Selling Stockholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered by them hereby. The Company does not know the identity of the brokers or market makers which will participate in the Offering.

     Beginning August 31, 1995, the Redwood Selling Stockholders will be permitted to sell their Redwood Shares pursuant to this prospectus during any of four 20-day selling windows that will be designated by Irwin Federman as representative of the Redwood Selling Stockholders or his successor representative (the "Representative"). One 20-day selling window is permitted each quarter from August 31, 1995 until the earlier of August 31, 1996 or the date on which all Redwood Shares have been sold or may be sold under Rule 144. It is contemplated that the Redwood Selling Stockholders will be notified by the Representative prior to the beginning of each selling window, and such Redwood Selling Stockholders will be requested to indicate how many of their Redwood Shares they reasonably expect to sell during that window. The Representative will then notify the Company as to when the Representative wishes the selling window to commence (which must be at least five business days after such notice) and the number of Redwood Shares reasonably expected to be sold during the selling window. Subject to limited rights to defer the commencement of the selling window and rights to repurchase the Redwood Shares as described below, the Company must acknowledge the Representative's notice by confirming that the Redwood Selling Stockholders may sell their Redwood Shares during the selling window. In such case, the Company must then promptly prepare and file with the Commission any necessary supplement or amendment to the prospectus prior to its use and must notify the Representative when the prospectus is available for use. The Company will be permitted to defer the commencement of the selling window for certain periods of time and under certain circumstances. Within five business days after receipt of the Representative's notice and prior to the commencement of the selling window, the Company will have the right to repurchase the Redwood Shares covered by the notice at a repurchase price equal to the average closing price of the Company's Common Stock during the five business days preceding the notice. If this right is not exercised, then, once the selling window commences, the Redwood Selling Stockholders will be entitled to sell over the NYSE (or any other public market in which the Company's Common Stock is then traded), in customary brokerage transactions, any or all their Redwood Shares that were included in the notice.

Parsec

     In connection with the Company's acquisition of Parsec, the Company and James Cherry entered into a Registration Rights Agreement (the "Parsec Registration Agreement") which contemplates the registration of the Parsec Shares for sale by Mr. Cherry during the period beginning April 30, 1995 and ending August 31, 1996. The Registration Statement of which this prospectus forms a part has been filed pursuant to the Parsec Registration Agreement. Pursuant to the Parsec Registration Agreement, Mr. Cherry agreed to sell any of the shares offered by him pursuant to this prospectus in accordance with the manner of sale provisions set forth in Rule 144(f) promulgated under the Securities Act (described above) or otherwise in customary brokerage transactions on the NYSE or other public market on which the Company's shares of Common Stock are traded. No assurance can be given that Mr. Cherry will not sell such shares in private transactions, pursuant to Rule 144 promulgated under the Securities Act or pursuant to other transactions that are exempt from the registration requirements of the Securities Act.

     To the best of the Company's knowledge, Mr. Cherry has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered by him hereby. The Company does not know the identity of the brokers or market makers which will participate in the Offering.

     Beginning after April 30, 1995, Mr. Cherry will be permitted to sell his Parsec Shares pursuant to this prospectus when either the Redwood Selling Stockholders are authorized to sell under the Redwood Registration Agreement or Comdisco Systems is authorized to sell under the Comdisco Agreement. The conditions under which the Redwood Selling Stockholders and Comdisco Systems are authorized to sell under such agreements are set forth above. In the event that the Company receives a notice from the Representative under the Redwood Registration Agreement or a Takedown Request from Comdisco Systems, the Company is obligated to give Mr. Cherry written notice of such notice or Takedown Request within two business days of the Company's receipt of such notice or Takedown Request. Mr. Cherry shall have the right to participate in the sale of shares contemplated by such notice or Takedown Request if he gives the Company written notice of his desire to participate and specifies the number of shares to be sold within five business days of his receipt of such notice or Takedown Request. With the exceptions set forth in this paragraph, Mr. Cherry's registration rights are otherwise subject to the same restrictions and limitations imposed upon the Redwood Selling Stockholders, as described above.

                     DESCRIPTION OF WARRANTS

     The Comdisco Warrants held by Comdisco Systems entitle Comdisco Systems, and its authorized assignees, to purchase 300,000 shares of the Company's Common Stock at an exercise price of $14.50 per share, which may be paid in cash, by check or by net exercise. The Comdisco Warrants must be exercised in increments of at least 50,000 shares and expire on June 10, 2003. The Comdisco Warrants contain provisions for the adjustment of the exercise price and the number of shares subject to the warrants upon the occurrence of certain events, including stock splits, stock dividends, reorganizations, reclassifications and mergers. The Comdisco Warrants may be assigned only in whole but not in part prior to June 10, 1996 and thereafter may be assigned in whole or in part, provided that no partial assignment may be made of the right to purchase fewer than 100,000 shares of Common Stock. Any transferee of the Comdisco Warrants must agree to the terms and conditions of such warrants.

                          LEGAL MATTERS

     The validity of the issuance of the shares of Common
Stock offered hereby will be passed upon for the Company by Fenwick & West, Two Palo Alto Square, Suite 800, Palo Alto,
California  94306.

                             EXPERTS

     The consolidated financial statements of Cadence Design Systems, Inc. as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993 and the related financial statement schedules incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon authenticity of said firm as experts in giving said reports. Arthur Andersen LLP did not audit the consolidated financial statements of Valid Logic Systems Incorporated, a company acquired by Cadence during 1991 in a transaction accounted for as a pooling of interests. Such statements are included in the consolidated financial statements of Cadence and reflect total revenues of 40% of the consolidated total for the year ended December 31, 1991. The consolidated financial statements and related financial statement schedules of Valid Logic Systems Incorporated and subsidiaries for the year ended December 31, 1991 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The opinion of Arthur Andersen LLP, insofar as it relates to amounts included for Valid Logic Systems Incorporated, is based solely upon the reports of Deloitte & Touche LLP.

                   CADENCE DESIGN SYSTEMS, INC.

                        1,302,990 Shares of
                           Common Stock


                   300,000 Warrants to Purchase
                            Common Stock


                       ___________________
                          PROSPECTUS
                       ___________________

                             PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution.

     The estimated expenses to be paid by the Registrant in connection with this offering are as follows:


Securities and Exchange Commission registration fee    $11,903
Accounting fees and expenses                            50,000
Legal fees and expenses                                 30,000
Miscellaneous                                            2,097
                                                        ------
                                               Total  $ 94,000


ITEM 15.  Indemnification of Directors and Officers.

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. The Registrant also maintains a limited amount of director and officer insurance. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors, officers and employees, and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant is required to advance expenses, as incurred, to such directors, officers and employees in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iii) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with such directors, officers and employees; (iv) the Registrant is required to maintain director and officer liability insurance to the extent reasonably available; and
(v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

     The Registrant's policy is to enter into indemnity agreements with each of its executive officers and directors that provide the maximum indemnity allowed to officers and directors by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnity agreements provide that officers and directors will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the Registrant, on account of their services as directors or officers of the Registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the Registrant. No indemnity will be provided, however, to any director or officer on account of conduct that is adjudicated to be knowingly fraudulent, deliberately dishonest or willful misconduct. The indemnity agreements also provide that no indemnification will be available if a final court adjudication determines that such indemnification is not lawful, or in respect of any accounting of profits made from the purchase or sale of securities of the Registrant in violation of Section 16(b) of the Exchange Act.

     The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its officers or directors, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the Securities Act.


     ITEM 16.  Exhibits.

     The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number                                  Exhibit Title

4.01 --           Specimen Certificate for shares of Common
                  Stock, $0.01 par value, of the Registrant
                  (incorporated by reference to Exhibit 4.01 to the Registrant's Form S-4 Registration Statement (No. 33-43400) originally filed on October 7, 1991 (the "1991 Form S-4")).

4.02 -- (a) The Registrant's Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on April 8, 1987 (incorporated by reference to Exhibit 3.01 to Registrant's Form S-1
                  Registration Statement (No. 33-13845) originally filed on April 29, 1987 (the "1987 Form S-1")).

                 (b) The Registrant's Certificate of Retirement of Stock as filed with the Secretary of State of the State of Delaware on September 28, 1987 (incorporated by reference to Exhibit 3.01(b) to Registrant's Form S-4 Registration Statement (No. 33-20724) originally filed on February 25, 1988).

                (c) The Registrant's Certificate of Ownership and Merger as filed with the Secretary of State of the State of Delaware on June 1, 1988 (incorporated by reference to
                Exhibit 3.02(c) to the Registrant's Form S-1
                Registration Statement (No. 33-23107) originally filed on July 18, 1988 (the "1988 Form S-1")).

               (d)  The Registrant's Certificate of Designations of
               Series A Junior Participating Preferred Stock as filed with the Secretary of State of the State of Delaware on June 8, 1989 (incorporated by reference to Exhibit 3A to the Registrant's Form 8-K originally filed on June 12, 1989 the "1989 Form 8-K")).

               (e)  The Registrant's Certificate of Amendment of
               Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on July 26, 1991 (incorporated by reference to Exhibit 3.01(e) to the 1991 Form S-4).

               (f) The Registrant's Certificate of Designation of Series A Convertible Preferred Stock as filed with the Secretary of State of the State of Delaware on December 30, 1991 (incorporated by reference to Exhibit 3.01(f) from the Registrant's Form 10-K for the fiscal year ended December 31, 1991).

4.03 --        The Registrant's Bylaws, as currently in effect
               (incorporated by reference to Exhibit 3.02 to the 1987 Form S-1 and Exhibit 3-b to the 1989 Form 8-K).


+4.04-- Section 7 of the Agreement For Purchase and Sale of Assets between the Registrant, Comdisco, Inc. and Comdisco Systems, Inc.

+4.05-- Registration Rights Agreement among the Registrant, Redwood Design Automation, Inc. and the shareholders of Redwood Design Automation, Inc.


23.01--        Consent of Arthur Andersen LLP.

23.02--        Consent of Deloitte & Touche LLP.

23.03--        Consent of Fenwick & West (included in Exhibit 5.01).

+24.01-- Power of Attorney for Messrs. Costello, Bingham, Porter, Lane, Liu, Lucas, Sangiovanni-Vincentelli, Scalise, Shoven and Solomon and Ms. Bartz.
______________

+  Previously filed.


ITEM 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment thereby is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities
Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 27th day of March, 1995.

                           CADENCE DESIGN SYSTEMS, INC.


                            By:           *
                            Joseph B. Costello, President and
                            Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name                            Title                          Date
- ----                           ------                          ----
Principal Executive Officer:


     *                  President, Chief Executive        March 27, 1995
Joseph B. Costello      Officer and Director


Principal Financial Officer:


     *                 Executive Vice President Finance   March 27, 1995
H. Raymond Bingham         and Administration, Chief
                           Financial Officer and Secretary

Principal Accounting Officer:


     *                 Vice President, Corporate Controller March 27, 1995
William Porter          and Assistant Secretary

Additional Directors:


     *                     Director                        March 27, 1995
Carol Bartz


                           Director                        March 27, 1995
Henry E. Johnston


     *                     Director                        March 27, 1995
Raymond J. Lane


     *                     Director                        March 27, 1995
Dr. Leonard Y.W. Liu


     *                     Director                        March 27, 1995
Donald L. Lucas


     *                     Director                        March 27, 1995
Dr. Alberto Sangiovanni-Vincentelli


     *                     Director                        March 27, 1995
George M. Scalise


     *                     Director                        March 27, 1995
Dr. John B. Shoven


     *                     Director                        March 27, 1995
James E. Solomon


*By:/s/James Given
     James Given
     Attorney-in-Fact

                             EXHIBIT INDEX

Exhibit
Number                  Exhibit Title

4.01 -- Specimen Certificate for shares of Common Stock, $0.01 par value, of the Registrant (incorporated by reference to Exhibit 4.01 to the Registrant's Form S-4 Registration Statement (No. 33-43400) originally filed on October 7, 1991 (the "1991 Form S-4")).


4.02 -- (a) The Registrant's Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on April 8, 1987 (incorporated by reference to Exhibit 3.01 to Registrant's Form S-1 Registration Statement (No. 33-13845) originally filed on April 29, 1987 (the "1987 Form S-1")).

           (b) The Registrant's Certificate of Retirement of Stock as filed with the Secretary of State of the State of Delaware on September 28, 1987 (incorporated by reference to Exhibit 3.01(b) to Registrant's Form S-4 Registration Statement (No. 33-20724) originally filed on February 25, 1988).

           (c) The Registrant's Certificate of Ownership and Merger as filed with the Secretary of State of the State of Delaware on June 1, 1988 (incorporated by reference to Exhibit 3.02(c) to the Registrant's Form S-1 Registration Statement (No. 33-23107) originally filed on July 18, 1988 (the "1988 Form S-1")).

           (d) The Registrant's Certificate of Designation of Series A Junior Participating Preferred Stock as filed with the Secretary of State of the State of Delaware on June 8, 1989 (incorporated by reference to Exhibit 3A to the Registrant's
           Form 8-K originally filed on June 12, 1989 (the "1989 Form 8-K")).

           (e)  The Registrant's Certificate of Amendment of
           Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on July 26, 1991
           (incorporated by reference to Exhibit 3.01(e) to the 1991
           Form S-4).

           (f) The Registrant's Certificate of Designation of Series A Convertible Preferred Stock as filed with the Secretary of State of the State of Delaware on December 30, 1991 (incorporated by reference to Exhibit 3.01(f) from the Registrant's Form 10-K for the fiscal year ended December 31, 1991).

4.03 --    The Registrant's Bylaws, as currently in effect
           (incorporated by reference to Exhibit 3.02 to the 1987 Form S-1 and Exhibit 3-b to the 1989 Form 8-K).


+4.04 -- Section 7 of the Agreement For Purchase and Sale of Assets between the Registrant, Comdisco, Inc. and Comdisco Systems, Inc.

+4.05 -- Registration Rights Agreement among the Registrant, Redwood Design Automation, Inc. and the shareholders of Redwood Design Automation, Inc.


23.01  --  Consent of Arthur Andersen LLP.

23.02  --  Consent of Deloitte & Touche LLP.

23.03  --  Consent of Fenwick & West (included in Exhibit 5.01).

+24.01 --  Power of Attorney for Messrs. Costello, Bingham, Porter,
           Lane, Liu, Lucas, Sangiovanni-Vincentelli, Scalise,
           Shoven and Solomon and Ms.Bartz.
___________________

+  Previously filed.

                            EXHIBIT 23.01

                      Consent of Arthur Andersen LLP

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our report dated January 26, 1994 (except for the matters discussed in Note 2, as to which the date is January 20, 1995) included in Cadence Design Systems, Inc.'s Form 10-K/A for the year ended December 31, 1993 and to all references to our firm included in this registration statement.

                                ARTHUR ANDERSEN LLP

San Jose, California
March 27, 1995

                                EXHIBIT 23.02

                       Consent of Deloitte & Touche LLP

                   CONSENT OF DELOITTE & TOUCHE LLP

We consent to the incorporation by reference in this Amendment No. 3 to Registration Statement No. 33-53875 of
Cadence Design Systems, Inc. on Form S-3 of our reports dated January 27, 1992 and March 9, 1995 (relating to the consolidated financial statements and related financial statement schedules of Valid Logic Systems Incorporated, not presented separately herein) appearing in Amendment No. 1 to the Annual Report on Form 10-K/A of Cadence Design Systems, Inc. for the year ended December 31, 1993 and to the reference to us under the heading "Experts" in the Prospectus, which is a part of this Registration Statement.


DELOITTE & TOUCHE LLP
San Jose, California
March 27, 1995